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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to
                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                           U.S.I. HOLDINGS CORPORATION
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                       (Name of Subject Company (Issuer))

                           U.S.I. HOLDINGS CORPORATION
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                  (Name of Filing Person (Issuer and Offeror))
                                -----------------
                        STOCK APPRECIATION RIGHTS (SARs)
                         (Title of Class of Securities)
                                   9033H 10 1
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                    Copy to:
    Ernest J. Newborn, II, Esq.                    Jonathan I. Mark, Esq.
       Senior Vice President,                      CAHILL GORDON & REINDEL
   General Counsel and Secretary                        80 Pine Street
    U.S.I. HOLDINGS CORPORATION                 New York, New York 10005-1702
  50 California Street, 24th Floor                       (212) 701-3000
San Francisco, California 94111-4796
           (415) 983-0100

                 (Name, address and telephone number of persons
               authorized to receive notices and communications on
                            behalf of filing person)
                                -----------------

                            CALCULATION OF FILING FEE
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     Transaction Valuation*                    Amount of Filing Fee
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          $12,100,286                                 $1,113
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* The transaction value shown is solely for the purpose of calculating the filing fee. This amount assumes that SARs having an aggregate value of $12,100,286 as of October 1, 2002 will be exchanged and/or canceled pursuant to this offer. The aggregate value of such SARs treating them as options was calculated based on the Black-Scholes pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per each U.S. $1.0 million of the value of the transaction.


/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,113           Filing Party:  U.S.I. Holdings
                                                         Corporation
Form or Registration No.:  Schedule TO    Date Filed:  October 2, 2002

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/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

/ / Check the appropriate boxes below to designate any transactions to which the statement relates:

     / /   third-party tender offer subject to Rule 14d-1.
     /X/   Issuer tender offer subject to Rule 13e-4.
     / /   going-private transaction subject to Rule 13e-3.
     / /   amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                             INTRODUCTORY STATEMENT


     This Amendment No. 1 amends and supplements the Tender Offer Statement of U.S.I. Holdings Corporation on Schedule TO, filed with the Securities and Exchange Commission on October 22, 2002, relating to our offer to exchange outstanding Stock Appreciation Rights (SARs) for options to purchase our common stock, or, in the case of some SAR holders, for shares of our common stock on the terms and subject to the conditions set forth in the Offer to Exchange dated October 22, 2002. This Amendment's sole purpose is to reflect an extension of the time of expiration of the offer (the "Expiration Date") to 11:59 p.m. Eastern time on November 27, 2002. The change in the Expiration Date is being communicated to persons eligible to participate in the offer by means of the notification attached as Exhibit (a)(5) hereto which may be distributed by electronic or other means.


     Item 4 of the Schedule TO is hereby amended and supplemented to add the following:


     U.S.I. Holdings Corporation, upon the terms and subject to the conditions set forth in the Offer to Exchange dated October 22, 2002, hereby extends its offer to exchange outstanding Stock Appreciation Rights (SARs) for options to purchase our common stock, or, in the case of some SAR holders, for shares of our common stock.

     As of 4:00 p.m., Eastern time, on November 19, 2002, approximately 2.56 million of the approximately 2.84 million SARs eligible for exchange have been tendered. The amended terms of the Offer to Exchange set forth below supplement and should be read in conjunction with the Offer to Exchange.

     The Offer to Exchange has been extended and will expire at 11:59 p.m. Eastern time on November 27, 2002, or such later date and time to which it is extended.



     Item 12 of the Schedule TO is hereby amended to add the following Exhibit
(a)(5), which is filed with this Amendment to Schedule TO:


 Exhibit           Description


 (a)(5) Form of Announcement to SAR Holders Announcing an Extension of the Offer to Exchange until 11:59 p.m. Eastern time on November 27, 2002.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 2002

                           U.S.I. HOLDINGS CORPORATION


                           By: /s/  Ernest Newborn, II
                               ------------------------------------------------
                               Name:   Ernest Newborn, II
                               Title:  Senior Vice President, General Counsel
                                       and Secretary

                                                                  Exhibit (a)(5)

    Form of Announcement to SAR Holders Announcing an Extension of the Offer to Exchange until 11:59 p.m. Eastern time on November 27, 2002.


     U.S.I. Holdings Corporation, upon the terms and subject to the conditions set forth in the Offer to Exchange dated October 22, 2002, hereby extends its offer to exchange outstanding Stock Appreciation Rights (SARs) for options to purchase our common stock, or, in the case of some SAR holders, for shares of our common stock.

     If you have not yet made your election with respect to exchanging your SARs for stock options or stock, please go online to www.corporate-action.net/usi and make your election. If you have already made your election and do not wish to change your election choice, you do not need to do anything. If you have any remaining questions regarding the terms and conditions of the offer, please refer to the previously distributed Offer to Exchange document.

     The Offer to Exchange has been extended and will expire at 11:59 p.m. Eastern time on November 27, 2002, or such later date and time to which it is extended.